# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Israel Acquisitions Corp, CIK 0001915328
CUSIP: G49667101
Title of class of securities: Class A Ordinary Shares, Par Value $0.0001 Per Share
Address of issuer's principal executive offices: 12600 HILL COUNTRY BLVD, BUILDING R, SUITE 275, BEE CAVE, Texas (TX), 78738
Date of event which requires filing of this statement: 05/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569356

## Reporting persons
- NINE MASTS CAPITAL Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); sole voting power 400,000; shared voting power 0; sole dispositive power 400,000; shared dispositive power 0; aggregate amount beneficially owned 400,000 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Israel Acquisitions Corp
Address of issuer's principal executive offices: 12600 HILL COUNTRY BLVD, BUILDING R, SUITE 275, BEE CAVE, TEXAS, 78738

## Item 2. Person Filing
Name of person filing:
Nine Masts Capital Limited

This statement is filed by Nine Masts Capital Limited, with respect to the portion of Class A Ordinary Shares held by Nine Masts Investment Fund, a Cayman Islands exempted company. Nine Masts Capital Limited acts as the investment adviser of Nine Masts Investment Fund.
Address of principal business office or, if none, residence: Level 20, One IFC, No. 1 Harbour View Street, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 400,000
Percent of class:
6.3%

Calculation is based on 6,352,099 outstanding ordinary shares for all classes as of 14 May, 2025.
Sole power to vote or to direct the vote: 400,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 400,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- NINE MASTS CAPITAL Ltd: Irene Backenhorn, Chief Compliance Officer (05/16/2025)